ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

June 7, 2012

Jessica Reece (617) 235-4636 jessica.reece@ropesgray.com

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Attn: Brion Thompson, Esq.

Re:	Allianz Global Investors Managed Accounts Trust (Registration Nos. 333-92415 and 811-09721)—Responses to Comments on Post-Effective Amendment No. 31

Dear Mr. Thompson:

I am writing on behalf of Allianz Global Investors Managed Accounts Trust (the “Trust”) to respond to the comments by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on Post-Effective Amendment No. 31 (the “485(a) Amendment”) to the Trust’s Registration Statement on Form N-1A. The Trust filed the 485(a) Amendment pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “Securities Act”), on March 19, 2012 in connection with the registration of shares of Fixed Income SHares: Series TE (the “Portfolio”), a new series of the Trust.

We received your oral comments regarding the 485(a) Amendment via telephone on May 15, 2012. Summaries of your comments and the Trust’s responses are set forth below. These responses have been reflected, to the extent applicable, in Post-Effective Amendment No. 32 (the “485(b) Amendment”) to the Trust’s Registration Statement, which was filed on June 1, 2012 pursuant to Rule 485(b) under the Securities Act.

General

1.	Comment: Please revise the “Annual Portfolio Operating Expenses” table in the Portfolio’s Portfolio Summary to include “Interest Expense” in the calculation of “Other Expenses” or to provide “Interest Expense” as a subcaption of “Other Expenses” pursuant to Instruction 3(c) to Item 3 of Form N-1A (the “Form”).

Response: The Trust has revised the “Annual Portfolio Operating Expenses” table to show “Interest Expense” as a subcaption of “Other Expenses.”

2.	Comment: Please confirm whether an expense limitation agreement with respect to the Portfolio will be filed as an exhibit to the Trust’s Registration Statement.

Response: The Trust confirms that the Portfolio is currently not a party to an expense limitation agreement. The Portfolio’s Investment Advisory Agreement and Administration Agreement provide that Allianz Global Investors Fund Management LLC will be responsible for certain fees and expenses of the Portfolio, and the Portfolio confirms that both of these agreements have been filed as exhibits to the Trust’s Registration Statement.

3.	Comment: Within the Portfolio’s Portfolio Summary, please delete the footnote relating to “Interest Expense” appearing beneath the “Annual Portfolio Operating Expenses” table, which reads: “Interest Expense is based on estimated amounts for the Portfolio’s initial fiscal year incurred as a result of entering into certain investments, such as reverse repurchase agreements. This Interest Expense is required to be treated as an expense of the Portfolio for accounting purposes, but the amount of interest expense (if any) will vary with the Portfolio’s use of those investments (like reverse repurchase agreements) as an investment strategy. Any associated income or gain (or losses) realized from such investments is not reflected in the Annual Portfolio Operating Expenses table above, but will be reflected in the Portfolio’s performance results.” The Staff notes that this disclosure is not specifically contemplated or required by Instruction 3(c) to Item 3 of Form N-1A.

Response: The Trust respectfully submits that the information currently provided in the above-referenced footnote is concise and helpful to shareholders, as it briefly describes what comprises “Interest Expense” for the Portfolio. The Trust therefore has continued to include this language.

4.	Comment: The Staff notes that “TE”, as used in the Portfolio’s name, appears intended to refer to “tax exempt” and requests that the Portfolio remove disclosure regarding investments subject to the federal alternative minimum tax language within the discussion of the Portfolio’s principal investment strategies or clarify that such investments will be limited to 20% of the Portfolio’s net assets.

Response: The requested change has been made to clarify that investments subject to the federal alternative minimum tax will be limited to 20% of the Portfolio’s net assets.

5.	Comment: In the “Principal Investment Strategies” section of the Portfolio’s Portfolio Summary it is stated that: “FISH: Series TE seeks to achieve its objective by investing in municipal credits to generate income exempt from U.S. federal income tax.” Please define the term “municipal credits.”

Response: The Portfolio has revised the noted sentence to state that: “FISH: Series TE seeks to achieve its objective by investing in municipal securities to generate income exempt from U.S. federal income tax.” The term “municipal securities” is defined under “Municipal Securities Risk” in the “Principal Risks” section of the Portfolio’s Portfolio Summary.

6.	Comment: With respect to the disclosure in the “Principal Investment Strategies” section within the Portfolio’s Portfolio Summary regarding duration and with respect to “Interest Rate Risk” in the section titled “Principal Risks,” please provide an example of the effect a 1% change in interest rates would have on an investment held by a fund with an average duration of ten years.

Response: An example of the effect of a concrete percentage change in interest rates is provided in the 485(a) and 485(b) Amendments in the section titled “Principal Investment Strategies” within the Portfolio’s Portfolio Summary:

“By way of example, the price of a bond fund with an average duration of five years would be expected to fall approximately 5% if interest rates rose by one percentage point.”

The Trust believes that a fund with an average duration of five years is an appropriate example for the Portfolio to use because the average portfolio duration of the Portfolio is expected to vary and may range anywhere from relatively short (e.g., less than two years) to relatively long (e.g., more than ten years) based on Pacific Investment Management Company LLC’s (“PIMCO”) forecast for interest rates.

7.	Comment: With respect to the disclosure currently presented in response to Items 4 and 9 of Form N-1A within the Portfolio’s Portfolio Summary and the section titled “Principal Investments and Strategies of the Portfolio,” please confirm that the Trust has considered the relevant observations of the Staff regarding derivatives-related disclosure as set forth in its letter dated July 30, 2010 to Karrie McMillan, Esq., General Counsel of the Investment Company Institute (the “July Letter”), specifically with respect to disclosing (1) the types of derivatives in which the Portfolio may invest, (2) the specific purpose for using such derivatives, and (3) the extent to which such derivatives will be utilized. Further, please tailor the principal risk disclosure of the Portfolio accordingly.

Response: In response to the Comment and the Staff’s observations in the July Letter, changes have been made to the descriptions of the Portfolio’s principal investment strategies to identify the extent to which the Portfolio generally anticipates investing in derivatives during its initial fiscal year. Specifically, the Portfolio has added disclosure stating that, “Although the Portfolio does not expect to invest significantly in derivative instruments during its initial fiscal year, it may do so at any time.”

8.

Comment: “Mortgage-Related and Other Asset-Backed Securities Risk,” “High Yield Risk,” “Leveraging Risk” and “Short Sale Risk” are listed as principal risks of the Portfolio. The description of the Portfolio’s principal investment strategies, however, does not explicitly state how the Portfolio may be subject to these risks as principal risks. The principal investment strategies and principal risks of the Portfolio should be consistent. Accordingly, please either revise the description of the Portfolio’s principal investment strategies to discuss strategies that may give rise to these risks, remove them as principal risks of the Portfolio, or clarify to the Staff how the Portfolio’s principal investment strategies as currently described may give rise to these risks.

Response: After further review of the Portfolio’s investment strategies and related risks, the Trust determined to remove the noted risks as principal risks of the Portfolio in the Portfolio’s prospectus.

9.	Comment: Please revise “Issuer Non-Diversification Risk” in the section titled “Principal Risks” within the Portfolio’s Portfolio Summary to remove the word “more” as shown in the following statement: “The Portfolio may be more impacted by risks associated with a single issuer or a single economic, political or regulatory occurrence than a more diversified portfolio might be.”

Response: The Trust has made the requested change.

10.	Comment: Please confirm that the “Other Expenses” line item in the “Annual Portfolio Operating Expenses” table reflects dividends paid on short sales.

Response: The Trust confirms that the “Other Expenses” line item in the “Annual Portfolio Operating Expenses” table will reflect dividends paid on short sales, to the extent any such dividends are paid.

11.	Comment: Please revise the section titled “Purchase and Sale of Portfolio Shares” within the Portfolio’s Portfolio Summary to remove the following disclosure, which is not required by Item 6 of Form N-1A, or move the disclosure farther back in the statutory prospectus: “Generally, purchase and redemption orders for Portfolio shares made based on instructions from the applicable Wrap Program Adviser are processed at the Portfolio’s net asset value (“NAV”) next calculated after the broker-dealer who executes trades for the applicable wrap account receives the order on behalf of the account. Orders received by the broker-dealer prior to the time the Portfolio’s NAV is determined on a business day will be processed at that day’s NAV, even if the order is received by the transfer agent after the Portfolio’s NAV has been calculated that day.”

Response: The Trust respectfully submits that the current disclosure remains appropriate in the Portfolio Summary for the Portfolio, as it concisely provides investors with relevant and helpful information regarding the procedures for the purchase and sale of Portfolio shares and the closely related process for the pricing of Portfolio shares.

12.	Comment: Please revise the discussion in the section titled “Management of the Portfolio – Individual Portfolio Managers” to include each portfolio manager’s business experience for the past five years, pursuant to Item 10(a)(2) of Form N-1A.

Response: The Trust has added the requested disclosure to the Portfolio’s prospectus.

13.	Comment: Please revise the section titled “Characteristics and Risks of Securities and Investment Techniques” to distinguish between principal and non-principal strategies.

Response: The Trust respectfully submits that the Prospectus risk disclosure is currently presented in a user-friendly and Form-compliant manner. The specific principal investment strategies applicable to the Portfolio are described in the Portfolio’s Portfolio Summary and are reiterated and expanded upon in the section titled “Principal Investments and Strategies of the Portfolio.” Further, the introduction to the section titled “Characteristics and Risks of Securities and Investment Techniques” states that: “This section provides additional information about some of the principal investments and related risks of the Portfolio identified in the Portfolio Summary and under “Principal Investments and Strategies of the Portfolio” and “Summary of Principal Risks” above.”

Because the principal investment strategies of the Portfolio are already clearly identified in multiple locations in the Prospectus, the Trust believes that listing within this section which strategy is a principal investment strategy would increase the size of the Prospectus without enhancing the quality of the principal risk disclosure, possibly in contravention of Rule 421(b)(4) under the Securities Act.

14.	Comment: Please revise the back cover of the Prospectus to update the zip code provided for the Public Reference Section of the SEC so that it reads “02549-1520.”

Response: The Trust has made the requested revision.

15.	Comment: Please describe the Portfolio’s policy with respect to concentration as it relates to privately-issued mortgage-related securities, or any asset-backed securities, and their classification as a particular “industry” or group of industries.

Response: In determining industry classification, the Staff historically has permitted a registrant to define its own industry classification so long as the classification is reasonable and the primary economic characteristics of the companies in a single industry do not materially differ from each other.1

The Trust believes the economic characteristics of mortgage-backed securities are sufficiently broad, with materially different risk profiles and underlying assets, that they should not be classified as one single industry. For instance, mortgage-backed securities may be backed by traditional residential mortgages, second or home equity mortgages, mortgages on multi-family properties as well as commercial properties, each of which has very different economic risk characteristics. Similarly, other asset-backed securities may be backed by very diverse assets, ranging from senior secured loans, subordinated corporate loans, fixed income securities and automobile receivables. To group all of

1 Registration Form Used by Open-End Management Investment Companies; Guidelines, Release No. 33-6479 (August 12, 1983). Although the guidelines have since been rescinded, we believe Guide 19 continues to be instructive in determining whether the Portfolio’s policy meets the 1940 Act requirements.

these securities as a single industry would be inappropriate. As such, the Trust believes its position is supported by Staff guidance.

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Tandy Representation

As requested, on behalf of the Trust, we acknowledge that: (i) the Commission is not foreclosed from taking any action with respect to this filing; (ii) the Commission’s staff’s review of this filing, under delegated authority, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in this filing; and (iii) the Trust will not assert the Commission’s staff’s review as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. As indicated in the Commission’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed, and this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trust.

* * * * *

Please do not hesitate to call me (at 617-235-4636) or George B. Raine (at 617-951-7556) if you have any questions or require additional information.

Kind regards,

Jessica Reece, Esq.

cc:	Brian Shlissel
Thomas J. Fuccillo, Esq.
Debra Rubano, Esq.
David C. Sullivan, Esq.
George B. Raine, Esq.